

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2010

Mr. Gregory N. Miller
Senior Vice President and Chief Financial Officer
Hill-Rom Holdings, Inc.
1069 State Route 46 East
Batesville, Indiana 47006

  RE: **Hill-Rom Holdings, Inc.**
    Form 10-K for the fiscal year ended September 30, 2009
    Filed November 24, 2009
    File No. 001-06651

Dear Mr. Miller:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Jeff Jaramillo
        Accounting Branch Chief